SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 3rd Quarter Results





Embargo: 07.00am Thursday 19 October 2006


PRUDENTIAL PLC NEW BUSINESS RESULTS FOR THE 9 MONTHS TO 30 SEPT 2006


All figures compared to 2005 at constant exchange rates unless stated,


New business for the first nine months of the year:


                                         APE(1)                  Growth          PVNBP(1)              Growth
                                         Nine months                             Nine months

Insurance:

     Total Group                         GBP1,803 million          11%           GBP13,902 million       6%

     Prudential UK retail(2)             GBP485 million            11%           GBP3,954 million        10%

     Total UK                            GBP664 million            (4%)          GBP5,744 million        (7%)

     Jackson                             GBP467 million            15%           GBP4,633 million        14%

     Prudential Corporation Asia         GBP673 million            29%           GBP3,525 million        22%

Asset Management:

     M&G                                 Record net fund inflows of GBP5.1 billion, up 87%

     Asia                                Record net fund inflows of GBP1.6 billion, up 65%


(1) See notes 1 and 2 in Notes to Editors

(2) UK Retail sales include all products except bulk annuities and credit life sales


Mark Tucker, Group Chief Executive said:

"The Group is in robust health with excellent prospects for continued profitable growth.

"We continue to see strong growth in APE new business premiums across our retail life insurance businesses with Asia up 29%, Jackson retail up 25% and the UK retail up 11%. Overall, APE for new business sales across the Group was ahead 11% to GBP1.8 billion.

"Our asset management businesses - M&G in the UK and Europe, and our businesses across Asia - again delivered record inflows.

"Egg, however, was adversely affected by a marked deterioration in industry wide consumer behaviour in this quarter. We now expect Egg to report an operating loss in the second half of 2006."




Commentary on Third Quarter 2006 New Business Results

UK Insurance and Banking operations

Prudential's UK retail insurance operations have continued to perform well in the first nine months of 2006 with retail APE sales of GBP485 million up 11 per cent on 2005 driven primarily by the growth in pensions and individual annuity sales. Total APE sales for the UK insurance business in the first nine months of 2006 fell 4 per cent on 2005 to GBP664 million (GBP5.7 billion on a PVNBP basis) because of lower sales in the bulk annuity market. Total sales in the third quarter have increased by 13 per cent on the corresponding period in 2005.

Corporate pension APE sales increased 23 per cent due in part to the continuing shift from defined-benefit to defined-contribution pension schemes but also due to the impact of A-Day. Individual pension sales increased 8 per cent due to increased activity following A-Day. As part of its commitment to this market, Prudential launched a new self-invested personal pension (SIPP) in August 2006.

Individual annuity sales grew by 15 per cent, driven primarily by increased internal vestings and new partnership agreements. The annuity partnership with Royal London announced earlier this year came into effect in September. This agreement allows Prudential to provide annuity quotes to all Royal London customers with maturing pensions originally written under various brands within the Royal London Group. Sales of with-profit annuities continued to grow strongly (up 127 per cent), benefiting from the favourable comparison of their returns with conventional annuity rates. Prudential's continued outstanding performance in the annuities market was recognised with the Moneywise Best Annuity Provider Award for the third year running.

With-profits and offshore bond sales increased by 29 per cent and 73 per cent respectively, reflecting Prudential's financial strength and outstanding life fund investment returns as well as an increase in consumer appetite for these investment products. Its strategy of targeting higher value intermediary sales led to reduced sales of unit-linked bonds.

Prudential believes the lifetime mortgage market will continue to grow, reflecting the increasing need for many consumers to supplement their retirement income. In response to this, it is introducing a new sales team to sell its Property Value Release Plan. The team will be recruited by the end of this year to visit prospective clients and offer specialist advice on Prudential's lifetime mortgage product.

Prudential launched its new Flexible Protection Plan in July 2006. This is an innovative new protection product, which is designed to provide customers with wider cover than traditional products.

After a slow first half in 2006, activity within the wholesale bulk annuity market has picked up in the third quarter, however, Prudential's sales for the first nine months have remained lower than the corresponding period last year. Prudential has seen increased competition in the bulk annuity market during 2006 and although it remains committed to this market it will only participate where there is an acceptable return on risk adjusted capital.

Direct and corporate sales of PruHealth remain very strong, with nearly 80,000 individuals now covered. The success of this product is also demonstrated by the low levels of claims currently being experienced, particularly on the individual business.

Prudential's UK insurance operations will continue to focus on maximising value and return on capital in its chosen product areas and distribution channels in 2006.

During the third quarter, Egg has been affected by a marked deterioration in market trends that are being seen across the banking sector.

Interest income in the quarter was lower than expected due to lower than forecast net borrowing on cards, as consumers reduced their spending and borrowing.

In addition, bad debt experience, particularly in relation to personal loans was worse than expected. There has been a marked increase in consumers using individual voluntary arrangements, debt management companies and in some cases bankruptcy to alleviate their debt burden. These arrangements typically result in lower recoveries from customers than have historically been achieved via Egg's collection strategies. Within the Egg personal loan portfolio, the number of customers employing debt management companies in the last quarter increased 40 per cent on the prior quarter.

Egg is responding by taking a number of actions, for example increasing the APR on credit cards by 1 per cent in September and introducing risk based pricing across the portfolio. Based on current experience, we now expect Egg to report an operating loss in the second half of 2006, similar to the loss reported in the first half of 2006.


Jackson

Jackson, Prudential's US insurance business, achieved APE sales of GBP467 million in the first nine months of the year, representing a 15 per cent increase on the same period in 2005, driven by strong growth in sales of variable annuities. On a PVNBP basis this equates to sales of GBP4.6 billion. Retail APE sales in the first nine months of 2006 of GBP390 million were up 25 per cent. APE sales in the third quarter of 2006 were GBP143 million, up 14 per cent from the same period in 2005.

Jackson delivered record variable annuity sales in the first nine months of 2006 of GBP2.8 billion, up 48 per cent on last year, reflecting its distinct competitive advantages of a flexible and innovative product offering, strong distribution model and award-winning service. This result was achieved in a market that has seen 22 per cent year-on-year growth during the first half of 2006. Product innovation continues to be a key competitive driver of Jackson's sales performance, as 80 per cent of retail sales during the first three quarters of 2006 were related to products and product features launched since the beginning of 2005. For the half year 2006, Jackson increased its variable annuity market share to 4.3 per cent, up from 3.5 per cent at the half-year in 2005, and maintained its ranking of 12th in total variable annuity sales. Specifically, in the independent broker dealer distribution channel Jackson's variable annuity sales rose 57 per cent in the 6 months to June 2006, while industry sales rose 33 per cent in the same period. This took Jackson's ranking in the channel from 5th to 2nd and increased its market share from 8.8 per cent to 10.4 per cent at the half-year 2006.

Fixed annuity APE sales of GBP52 million were down 20 per cent on the same period of 2005, reflecting the current interest rate environment that has affected customer demand for this product. Jackson continues to pursue profitable growth and therefore has been unwilling to lower margins. Fixed index annuity APE sales of GBP44 million were 6 per cent down on 2005, as sales continued to be unfavourably affected by the uncertain regulatory environment surrounding this product in the US.

Curian Capital, which provides innovative fee based separately managed accounts, continues to build a strong position in the retail asset management market in the US with total assets under management at the end of September 2006 of $2.16 billion compared with $1.67 billion at the end of 2005.

Institutional APE sales of GBP77 million were down 19 per cent on the same period of 2005; this is a market in which Jackson continues to participate on an opportunistic basis.

Jackson has delivered strong results in the first three quarters of the year, focusing on value-driven growth in its key product lines. In addition, it signed new distribution agreements with key financial institutions that have an important presence in the US annuity and asset management markets. As the first of the Baby Boomer generation retire, Jackson is well positioned to take advantage of this market opportunity due to its continued focus on product innovation, strong relationship-based distribution model, excellent customer service and efficient technological platform.


Prudential Corporation Asia

Prudential's Asian life operations delivered growth of 29 per cent in the first nine months reflecting the continuing momentum of the business with nine out of twelve operations reporting double digit growth in the first nine months. The third quarter of 2006, with APE of GBP226 million, showed an increase of 15 per cent relative to the same quarter in 2005. On the PVNBP basis the first nine months sales of GBP3.5 billion are 22 per cent higher than in 2005.

Across the portfolio of businesses, performance continues to reflect Prudential's focus on profitable and sustainable growth. The proportion of unit linked business in the first nine months of the year is 66 per cent up from 62 per cent for the same period last year. The proportion of new business from channels other than traditional agency distribution is 30 per cent compared to 27 per cent last year, as our bank and broker distribution continues to strengthen.

Prudential's joint venture with ICICI in India continues to grow apace with nine month APE increasing by 95 per cent over the same period last year to GBP78 million. This was driven by a 50 per cent increase in agent numbers to 89,000, and higher average premiums per policy. There was also a 173 per cent increase in APE from the bancassurance channel that contributed 27 per cent of the total APE.

Korea continues to benefit from the expansion of the tied financial adviser channel in 2006 with nine month APE growth of 66 per cent to GBP163 million, reflecting an increase of 120 per cent from this channel, offset by slower growth in the broker channel where some brokers have been restructuring. Bancassurance growth continues to be constrained by regulatory imposed individual company production caps. Prudential continues to explore opportunities to work with more banks.

In Taiwan, Prudential's focus continues to be on profitability rather than volume. Whilst APE sales for the first nine months at GBP112 million are 4 per cent lower than the same period last year, the proportion of higher margin unit linked business at 60 per cent remains high.

Prudential's life business in Indonesia continues to go from strength to strength with APE sales for the first nine months of GBP51 million, 46 per cent up on last year driven by increased agent numbers. It is now Prudential's sixth largest sales contributor in Asia. The Asia Development Bank recently reported that life insurance penetration in Indonesia is only one sixth that of Malaysia, showing that there remains considerable upside potential in this market.

Although growth in Singapore slowed in the third quarter as equity market volatility impacted single premium linked business, nine month APE is up a healthy 23 per cent. After a slower start to 2006, Hong Kong, at GBP90 million for the first nine months, is up 17 per cent compared to 2005 following a rebound in the third quarter where APE increased 40 per cent relative to the same quarter in 2005 due to a successful retirement orientated savings product launch. In Malaysia, the sales across the industry remain depressed following regulatory changes last year; however sales levels for the first nine months have been maintained. The Takaful joint venture with Bank Simpanan Nasional
(BSN) was officially launched in August and with regulatory approvals relating to products received on the 12th October 2006, sales are expected to commence soon.

In China, CITIC Prudential APE sales for the nine months are GBP23 million, an increase of 35 per cent compared to 2005. Third quarter APE sales at GBP9 million increased 29 per cent compared to the third quarter 2005. Guangzhou and Beijing, the longest established operations, account for 56 per cent of the APE sales for the first nine months of 2006, compared to 80 per cent for the same period last year, reflecting the increasing contribution from the new cities.

The Vietnamese market continues to be challenging and Prudential's APE sales for the first nine months have declined by 17 per cent. Earlier this month, the Vietnamese government granted Prudential approval to set up a finance company offering credit products such as home and corporate loans. Currently this market is very small and consequently little impact on Prudential's life results is expected over the short to medium term, though the longer term potential is attractive.

Prudential's other smaller operations of Japan, Thailand and Philippines grew at 40 per cent, 59 per cent and 15 per cent respectively for the first nine months.

Prudential has an excellent track record of building a profitable business in Asia and its focus continues to be on long term, profitable and sustainable growth.


Asset Management

M&G

Outstanding investment performance led to M&G delivering record fund inflows in the first nine months of 2006, reflecting its leading positions in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

Whilst gross fund inflows in the first nine months at GBP10 billion were up 78 per cent, net fund inflows nearly doubled to GBP5.1 billion. Net fund inflows at the end of the third quarter now exceed those generated in the whole of 2005, which was in itself a record-breaking year. External funds under management, which represent a quarter of M&G's total funds, rose by 25 per cent to GBP42 billion.

Gross fund inflows into M&G's retail businesses were GBP5.1 billion, the highest ever and nearly double those achieved in the first nine months of 2005. Net fund inflows more than doubled to GBP2.6 billion on the back of the excellent fund performance of M&G's equity, fixed income and property funds. Over the past three years, 71 per cent of M&G's retail funds have beaten their UK sector average, with 51 per cent delivering top quartile performance. Retail sales were strong in the UK and across Germany, Austria, Switzerland, Luxembourg, Italy, Spain and South Africa.

Recent industry data has shown that M&G was one of the top selling fund managers in the UK and Germany during the first half of the year. In the UK, data released by FERI Fund Market Information showed that M&G was in second position for net retail sales across the industry and in the top five for gross retail sales for the second quarter. A survey from Germany's funds management association, BVI, showed that M&G was the second most successful non-domestic fund provider in terms of net flows in the first half of 2006 and in the top ten overall.

Gross institutional fund inflows increased substantially in the first nine months of the year, up 67 per cent to GBP4.8 billion. Net institutional fund inflows increased 39 per cent to GBP2.6 billion. Strong fund inflows were seen across M&G's institutional business, especially in the area of segregated fixed income. The continued growth in assets under management in the Collateralised Debt Obligation (CDO) programme and Episode global macro fund in the first nine months of the year clearly demonstrates M&G's success in developing skills in external markets originally built up for internal funds.


Asian Fund Management Business

The Asian Fund Management Business has delivered record net inflows for the first nine months of 2006. Net inflows of GBP1.6 billion were up 65 per cent for the same period in 2005, reflecting the strengths of the Asian Fund Management's geographic and product diversification. Net inflows for the first nine months are 117 per cent of the total for the full year of 2005. Although the business experienced net inflows in the first nine months, there were net outflows of GBP194 million in the third quarter due to outflows in money market funds (MMF), which are short term in nature.

Of the net inflows of GBP1.6 billion for the first nine months, GBP1.4 billion or 88 per cent have been from non-MMF products. During the third quarter the Vietnam mutual fund business launched its first retail fund in the Vietnamese market. The fund was capped at GBP17 million and was fully subscribed.

Total third party funds under management were GBP11.2 billion, an increase of 20 per cent compared to the third quarter in 2005. India and Korea were the main contributors to this growth with funds under management increasing by 43 per cent and 55 per cent respectively. India growth was largely driven by strong equity and money market inflows. Korea growth was attributable to positive market sentiment, expanded distribution channels and good fund performance which led to a high level of equity and structured product inflows.

Based on Asia Asset Management's latest Fund Manager Survey in September, Prudential's Asian Fund Management business is currently ranked second in terms of retail sourced FUM in Asia (ex-Japan).


                                      ENDS


Enquiries:

Media                                         Investors/Analysts

Jon Bunn                  020 7548 3559       James Matthews     020 7548 3561

William Baldwin-Charles   020 7548 3719       Valerie Pariente   020 7548 3511


Notes to Editor:

1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to roundings.

2. Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3. There will be a conference call today for wire services at 7.30am (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0793. Passcode:
     155439#

4. There will be a conference call for investors and analysts at 10:00am (BST) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. From the UK please call +44 (0)20 8609 0793 and from the US +1 866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 154344#.

5. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.


                                                Annual Premium Equivalent Sales
                                Actual Exchange Rates                    Constant Exchange Rates
                             2006 Q3        2005 Q3     +/- (%)        2006 Q3        2005 Q3     +/- (%)
                                 YTD            YTD                        YTD            YTD
                                GBPm           GBPm                       GBPm           GBPm

UK                               664            692        (4%)            664            692        (4%)
US                               467            401         16%            467            406         15%
Asia                             673            508         32%            673            523         29%
                              ______         ______      ______         ______         ______      ______
Total                          1,803          1,601         13%          1,803          1,621         11%

                                                         Gross Inflows
                                Actual Exchange Rates                    Constant Exchange Rates
                             2006 Q3        2005 Q3     +/- (%)        2006 Q3        2005 Q3     +/- (%)
                                 YTD            YTD                        YTD            YTD
                                GBPm           GBPm                       GBPm           GBPm
M&G                            9,981          5,600         78%          9,981          5,600         78%
Asia                          14,694         14,378          2%         14,694         14,253          3%
                              ______         ______      ______         ______         ______      ______
Total                         24,675         19,978         24%         24,675         19,853         24%

                                          Total Insurance and Investment New Business
                                Actual Exchange Rates                    Constant Exchange Rates
                             2006 Q3        2005 Q3     +/- (%)        2006 Q3        2005 Q3     +/- (%)
                                 YTD            YTD                        YTD            YTD
                                GBPm           GBPm                       GBPm           GBPm
Insurance                     11,185         10,720          4%         11,185         10,800          4%
Investment                    24,675         19,978         24%         24,675         19,853         24%
                              ______         ______      ______         ______         ______      ______
Total                         35,860         30,698         17%         35,860         30,653         17%





6. For Jackson, market share data is provided for the half year 2006, being the latest available. Variable annuity data is sourced from VARDS, fixed annuity data is sourced from LIMRA and fixed index annuities data is sourced from LIMRA and The Advantage Group.

7. Total number of Prudential plc shares in issue as at 30th September 2006 was 2,429,970,525

8. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

9.   Financial Calendar 2006 - 2007:

     Payment of 2006 Interim Dividend                          27th October 2006

     2006 Full Year New Business Figures                       30th January 2007

     Full year 2006 Results                                      15th March 2007

     Q1 2007 New Business Figures                                19th April 2007

     AGM                                                           17th May 2007

     Interim Results 2007                                        1st August 2007


Prudential plc is a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP237.5 billion in assets under management as at 30th June 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.






                                           Schedule 1A - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2006
TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                             UK & Europe                US (1a)                  Asia                    Total
                                                                                 (1a)

                       2006 Q3 2005 Q3         2006 Q3  2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3
                           YTD     YTD  +/-(%)     YTD      YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                          GBPm    GBPm            GBPm     GBPm            GBPm    GBPm            GBPm    GBPm

Total Insurance          5,303   5,768    (8%)   4,548    3,971     15%   1,334   1,061     26%  11,185  10,800      4%
Products

Total Investment         9,981   5,600     78%    -        -       -     14,694  14,253      3%  24,675  19,853     24%
Products - Gross
Inflows (2)

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Group Total             15,284  11,368     34%   4,548    3,971     15%  16,028  15,314      5%  35,860  30,653     17%





INSURANCE OPERATIONS


                               Single                  Regular                   Total          Annual Equivalents (3)
                       2006 Q3 2005 Q3         2006 Q3  2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3
                           YTD     YTD  +/-(%)     YTD      YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                          GBPm    GBPm            GBPm     GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance
Operations
Direct to Customer

Individual Pensions         10      10      0%       6        6      0%      16      16      0%       7       7      0%

Life - With Profit          16      10     60%       1        1      0%      17      11     55%       3       2     50%
Bond

Life - Other                13    -        -         1        1      0%      14       1  1,300%       2       1    100%

Individual Annuities       611     543     13%    -        -        -       611     543     13%      61      54     13%

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                  650     563     15%       8        8      0%     658     571     15%      73      64     14%

DWP Rebates                161     234   (31%)    -        -        -       161     234   (31%)      16      23   (30%)

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total                      811     797      2%       8        8      0%     819     805      2%      89      88      1%

Business to Business

Corporate Pensions         210     160     31%     117       92     27%     327     252     30%     138     108     28%

Individual Annuities       173     151     15%    -        -        -       173     151     15%      17      15     13%

Bulk Annuities              46     413   (89%)    -        -        -        46     413   (89%)       5      41   (88%)

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total                      429     724   (41%)     117       92     27%     546     816   (33%)     160     164    (2%)

Intermediated
Distribution

Individual Pensions         67      50     34%      14       14      0%      81      64     27%      21      19     11%

Corporate Pensions          31      32    (3%)       3        6   (50%)      34      38   (11%)       6       9   (33%)

Life - With Profit         142     119     19%    -        -        -       142     119     19%      14      12     17%
Bond

Life - Other Bond          568     682   (17%)    -        -        -       568     682   (17%)      57      68   (16%)

Life - Other                38       4    850%       4        5   (20%)      42       9    367%       8       5     60%

Individual Annuities       550     786   (30%)    -        -        -       550     786   (30%)      55      79   (30%)

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total                    1,396   1,673   (17%)      21       25   (16%)   1,417   1,698   (17%)     161     192   (16%)

Partnerships

Individual Pensions          1    -        -      -        -        -         1    -        -     -        -        -

Life - With Profit          10    -        -      -        -        -        10    -        -         1    -        -
Bond

Life - Other Bond          101    -        -      -        -        -       101    -        -        10    -        -

Life - Other               496     628   (21%)       2        3   (33%)     498     631   (21%)      52      66   (21%)

Individual Annuities       543     145    274%    -        -        -       543     145    274%      54      15    260%

Bulk Annuities -           592    -        -      -        -        -       592    -        -        59    -        -
Reinsurance from Scott
Am Insurance Fund

Bulk Annuities             662   1,519   (56%)    -        -        -       662   1,519   (56%)      66     152   (57%)

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total                    2,405   2,292      5%       2        3   (33%)   2,407   2,295      5%     243     232      5%


Total:

Individual Pensions         78      60     30%      20       20      0%      98      80     23%      28      26      8%

Corporate Pensions         241     192     26%     120       98     22%     361     290     24%     144     117     23%

Life - With Profit         168     129     30%       1        1      0%     169     130     30%      18      14     29%
Bond

Life - Other Bond          669     682    (2%)    -        -        -       669     682    (2%)      67      68    (1%)

Life - Other               547     632   (13%)       7        9   (22%)     554     641   (14%)      62      72   (14%)

Individual Annuities     1,877   1,625     16%    -        -        -     1,877   1,625     16%     188     163     15%

Bulk Annuities           1,300   1,932   (33%)    -        -        -     1,300   1,932   (33%)     130     193   (33%)

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                4,880   5,252    (7%)     148      128     16%   5,028   5,380    (7%)     636     653    (3%)

DWP Rebates                161     234   (31%)    -        -        -       161     234   (31%)      16      23   (30%)

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance       5,041   5,486    (8%)     148      128     16%   5,189   5,614    (8%)     652     677    (4%)
Operations

European Insurance Operations
(1a)
Insurance Products         114     154   (26%)    -        -        -       114     154   (26%)      11      15   (27%)

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total European             114     154   (26%)    -        -        -       114     154   (26%)      11      15   (27%)
Insurance Operations


                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total UK & Europe        5,155   5,640    (9%)     148      128     16%   5,303   5,768    (8%)     664     692    (4%)
Insurance Operations

US Insurance
Operations (1a)

Fixed Annuities            516     647   (20%)    -        -        -       516     647   (20%)      52      65   (20%)

Fixed Index Annuities      437     467    (6%)    -        -        -       437     467    (6%)      44      47    (6%)

Variable Annuities       2,809   1,895     48%    -        -        -     2,809   1,895     48%     281     190     48%

Life                         6       8   (25%)      13       10     30%      19      18      6%      14      11     27%

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total Retail         3,768   3,017     25%      13       10     30%   3,781   3,027     25%     390     312     25%

Guaranteed Investment      325     310      5%    -        -        -       325     310      5%      33      31      6%
Contracts

GIC - Medium Term Note     442     634   (30%)    -        -        -       442     634   (30%)      44      63   (30%)

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total US Insurance       4,535   3,961     14%      13       10     30%   4,548   3,971     15%     467     406     15%
Operations

Asian Insurance
Operations (1a)

China                       22      10    120%      21       16     31%      43      26     65%      23      17     35%

Hong Kong                  224     205      9%      68       56     21%     292     261     12%      90      77     17%

India (@26%) (6)            14       2    600%      77       40     93%      91      42    117%      78      40     95%

Indonesia                   17      38   (55%)      49       31     58%      66      69    (4%)      51      35     46%

Japan                       41      18    128%       3        3      0%      44      21    110%       7       5     40%

Korea                       76      13    485%     155       97     60%     231     110    110%     163      98     66%

Malaysia                     3       8   (63%)      48       47      2%      51      55    (7%)      48      48      0%

Singapore                  271     203     33%      47       40     18%     318     243     31%      74      60     23%

Taiwan                      58      94   (38%)     106      108    (2%)     164     202   (19%)     112     117    (4%)

Other (4)                    9       7     29%      25       25      0%      34      32      6%      26      26      0%

                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Total Asian Insurance      735     598     23%     599      463     29%   1,334   1,061     26%     673     523     29%
Operations


                        ______  ______  ______  ______   ______  ______  ______  ______  ______  ______  ______  ______
Group Total             10,425  10,199      2%     760      601     26%  11,185  10,800      4%   1,803   1,621     11%








                                             Schedule 1B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2006
TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                              UK & Europe               US (1b)                Asia (1b)                 Total

                        2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3
                            YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

Total Insurance           5,303   5,768    (8%)   4,548   3,919     16%   1,334   1,033     29%  11,185  10,720      4%
Products

Total Investment          9,981   5,600     78%    -       -       -     14,694  14,378      2%  24,675  19,978     24%
Products - Gross
Inflows (2)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Group Total              15,284  11,368     34%   4,548   3,919     16%  16,028  15,411      4%  35,860  30,698     17%





INSURANCE OPERATIONS


                                 Single                  Regular                  Total          Annual Equivalents (3)
                         2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3
                             YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance Operations
Direct to Customer

Individual Pensions           10      10      0%       6       6      0%      16      16      0%       7       7      0%

Life - With Profit Bond       16      10     60%       1       1      0%      17      11     55%       3       2     50%

Life - Other                  13    -        -         1       1      0%      14       1  1,300%       2       1    100%

Individual Annuities         611     543     13%    -       -        -       611     543     13%      61      54     13%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                    650     563     15%       8       8      0%     658     571     15%      73      64     14%

DWP Rebates                  161     234   (31%)    -       -        -       161     234   (31%)      16      23   (30%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                        811     797      2%       8       8      0%     819     805      2%      89      88      1%

Business to Business

Corporate Pensions           210     160     31%     117      92     27%     327     252     30%     138     108     28%

Individual Annuities         173     151     15%    -       -        -       173     151     15%      17      15     13%

Bulk Annuities                46     413   (89%)    -       -        -        46     413   (89%)       5      41   (88%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                        429     724   (41%)     117      92     27%     546     816   (33%)     160     164    (2%)

Intermediated
Distribution

Individual Pensions           67      50     34%      14      14      0%      81      64     27%      21      19     11%

Corporate Pensions            31      32    (3%)       3       6   (50%)      34      38   (11%)       6       9   (33%)

Life - With Profit Bond      142     119     19%    -       -        -       142     119     19%      14      12     17%

Life - Other Bond            568     682   (17%)    -       -        -       568     682   (17%)      57      68   (16%)

Life - Other                  38       4    850%       4       5   (20%)      42       9    367%       8       5     60%

Individual Annuities         550     786   (30%)    -       -        -       550     786   (30%)      55      79   (30%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                      1,396   1,673   (17%)      21      25   (16%)   1,417   1,698   (17%)     161     192   (16%)

Partnerships

Individual Pensions            1    -        -      -       -        -         1    -        -      -       -        -

Life - With Profit Bond       10    -        -      -       -        -        10    -        -         1    -        -

Life - Other Bond            101    -        -      -       -        -       101    -        -        10    -        -

Life - Other                 496     628   (21%)       2       3   (33%)     498     631   (21%)      52      66   (21%)

Individual Annuities         543     145    274%    -       -        -       543     145    274%      54      15    260%

Bulk Annuities -             592    -        -      -       -        -       592    -        -        59    -        -
Reinsurance from Scott
Am Insurance Fund

Bulk Annuities               662   1,519   (56%)    -       -        -       662   1,519   (56%)      66     152   (57%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                      2,405   2,292      5%       2       3   (33%)   2,407   2,295      5%     243     232      5%


Total:

Individual Pensions           78      60     30%      20      20      0%      98      80     23%      28      26      8%

Corporate Pensions           241     192     26%     120      98     22%     361     290     24%     144     117     23%

Life - With Profit Bond      168     129     30%       1       1      0%     169     130     30%      18      14     29%

Life - Other Bond            669     682    (2%)   -        -        -       669     682    (2%)      67      68    (1%)

Life - Other                 547     632   (13%)       7       9   (22%)     554     641   (14%)      62      72   (14%)

Individual Annuities       1,877   1,625     16%    -       -        -     1,877   1,625     16%     188     163     15%

Bulk Annuities             1,300   1,932   (33%)    -       -        -     1,300   1,932   (33%)     130     193   (33%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                  4,880   5,252    (7%)     148     128     16%   5,028   5,380    (7%)     636     653    (3%)

DWP Rebates                  161     234   (31%)    -       -        -       161     234   (31%)      16      23   (30%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance         5,041   5,486    (8%)     148     128     16%   5,189   5,614    (8%)     652     677    (4%)
Operations

European Insurance Operations
(1b)
Insurance Products           114     154   (26%)    -       -        -       114     154   (26%)      11      15   (27%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total European Insurance     114     154   (26%)    -       -        -       114     154   (26%)      11      15   (27%)
Operations


                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK & Europe          5,155   5,640    (9%)     148     128     16%   5,303   5,768    (8%)     664     692    (4%)
Insurance Operations

US Insurance Operations
(1b)

Fixed Annuities              516     639   (19%)    -       -        -       516     639   (19%)      52      64   (19%)

Fixed Index Annuities        437     460    (5%)    -       -        -       437     460    (5%)      44      46    (4%)

Variable Annuities         2,809   1,870     50%    -       -        -     2,809   1,870     50%     281     187     50%

Life                           6       8   (25%)      13      10     30%      19      18      6%      14      11     27%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total Retail           3,768   2,977     27%      13      10     30%   3,781   2,987     27%     390     308     27%

Guaranteed Investment        325     306      6%    -       -        -       325     306      6%      33      31      6%
Contracts

GIC - Medium Term Note       442     626   (29%)    -       -        -       442     626   (29%)      44      63   (30%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total US Insurance         4,535   3,909     16%      13      10     30%   4,548   3,919     16%     467     401     16%
Operations

Asian Insurance
Operations (1b)

China                         22      10    120%      21      15     40%      43      25     72%      23      16     44%

Hong Kong                    224     201     11%      68      55     24%     292     256     14%      90      75     20%

India (@26%) (6)              14       2    600%      77      41     88%      91      43    112%      78      41     90%

Indonesia                     17      36   (53%)      49      29     69%      66      65      2%      51      33     55%

Japan                         41      19    116%       3       3      0%      44      22    100%       7       5     40%

Korea                         76      12    533%     155      90     72%     231     102    126%     163      91     79%

Malaysia                       3       8   (63%)      48      45      7%      51      53    (4%)      48      46      4%

Singapore                    271     194     40%      47      38     24%     318     232     37%      74      57     30%

Taiwan                        58      95   (39%)     106     110    (4%)     164     205   (20%)     112     120    (7%)

Other (4)                      9       6     50%      25      24      4%      34      30     13%      26      25      4%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total Asian Insurance        735     583     26%     599     450     33%   1,334   1,033     29%     673     508     32%
Operations


                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Group Total               10,425  10,132      3%     760     588     29%  11,185  10,720      4%   1,803   1,601     13%








                                                                      Schedule 2

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2006
INVESTMENT OPERATIONS

                                                                                           Market &       Net
                                    Opening                                         Other  Currency  Movement Closing
                                        FUM       Gross  Redemptions        Net Movements Movements    In FUM     FUM
                                                Inflows                 Inflows
                                       GBPm        GBPm         GBPm       GBPm      GBPm      GBPm      GBPm    GBPm

2006
   M&G

   Retail                            14,627       5,147      (2,597)      2,550      -          592     3,142  17,769

   Institutional (5)                 21,568       4,834      (2,275)      2,559       147       215     2,921  24,489

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total M&G                         36,195       9,981      (4,872)      5,109       147       807     6,063  42,258

   Asia (10)

   India (9)                          1,005         647        (495)        152      (32)     (127)       (7)     998

   Taiwan                               632         668        (599)         69      -         (10)        59     691

   Korea                              2,269       2,486      (1,522)        964     (270)         5       699   2,968

   Japan                              2,695         798        (749)         49      -        (171)     (122)   2,573

   Other Mutual Fund Operations       1,037         587        (421)        166      -         (10)       156   1,193

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asian Equity/Bond/Other      7,638       5,186      (3,786)      1,400     (302)     (313)       785   8,423

   MMF

   India (9)                            461       6,690      (6,444)        246         9       111       366     827

   Taiwan                               667       1,082      (1,199)      (117)      -         (48)     (165)     502

   Korea                                534       1,515      (1,535)       (20)      (17)         6      (31)     503

   Other Mutual Fund Operations         143         141        (134)          7      -          (9)       (2)     141

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asian MMF                    1,805       9,428      (9,312)        116       (8)        60       168   1,973

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asia Retail Mutual Funds     9,443      14,614     (13,098)      1,516     (310)     (253)       953  10,396


   Third Party Institutional            691          80         (37)         43      -           24        67     758
   Mandates

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asian Investment            10,134      14,694     (13,135)      1,559     (310)     (229)     1,020  11,154
   Operations

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Investment Products         46,329      24,675     (18,007)      6,668     (163)       578     7,083  53,412


                                                                                           Market &       Net
                                    Opening                                         Other  Currency  Movement Closing
                                        FUM       Gross  Redemptions        Net Movements Movements    In FUM     FUM
                                                Inflows                 Inflows
                                       GBPm        GBPm         GBPm       GBPm      GBPm      GBPm      GBPm    GBPm
2005
   M&G

   Retail                            11,613       2,714      (1,815)        899      -        1,214     2,113  13,726

   Institutional (5)                 17,092       2,886      (1,050)      1,836     (156)     1,262     2,942  20,034




                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total M&G                         28,705       5,600      (2,865)      2,735     (156)     2,476     5,055  33,760

   Asia (10)

   India (9)                          1,231       1,601      (1,468)        133     (654)       236     (285)     946

   Taiwan                               485         314        (335)       (21)      -           82        61     546

   Korea                              1,089       1,404        (967)        437      (15)       244       666   1,755

   Japan                              1,638       1,138        (302)        836      -           68       904   2,542

   Other Mutual Fund Operations         646         507        (232)        275      -           79       354   1,000

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asian Equity/Bond/Other      5,089       4,964      (3,304)      1,660     (669)       709     1,700   6,789

   MMF

   India (9)                            913       6,896      (6,890)          6     (532)        79     (447)     466

   Taiwan                             1,312       1,522      (2,071)      (549)      -           60     (489)     823

   Korea                                338         834        (799)         35       (6)        32        61     399

   Other Mutual Fund Operations         181         162        (221)       (59)      -            6      (53)     128

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asian MMF                    2,744       9,414      (9,981)      (567)     (538)       177     (928)   1,816

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asia Retail Mutual Funds     7,833      14,378     (13,285)      1,093   (1,207)       886       772   8,605


   Third Party Institutional            705        -           (150)      (150)      -          114      (36)     669
   Mandates

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asian Investment             8,538      14,378     (13,435)        943   (1,207)     1,000       736   9,274
   Operations

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Investment Products         37,243      19,978     (16,300)      3,678   (1,363)     3,476     5,791  43,034


                                                                                           Market &       Net
                                    Opening                                         Other  Currency  Movement Closing
                                        FUM       Gross  Redemptions        Net Movements Movements    In FUM     FUM
                                                Inflows                 Inflows
                                          %           %            %          %         %         %         %       %
2006 Movement Relative to 2005
   M&G

   Retail                               26%         90%        (43%)       184%       -       (51%)       49%     29%

   Institutional                        26%         67%       (117%)        39%      194%     (83%)      (1%)     22%

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total M&G                            26%         78%        (70%)        87%      194%     (67%)       20%     25%

   Asia (10)

   India (9)                          (18%)       (60%)          66%        14%       95%    (154%)       98%      5%

   Taiwan                               30%        113%        (79%)       429%       -      (112%)      (3%)     27%

   Korea                               108%         77%        (57%)       121%  (1,700%)     (98%)        5%     69%

   Japan                                65%       (30%)       (148%)      (94%)       -      (351%)    (113%)      1%

   Other Mutual Fund Operations         61%         16%        (81%)      (40%)       -      (113%)     (56%)     19%

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asian Equity/Bond/Other        50%          4%        (15%)      (16%)       55%    (144%)     (54%)     24%

   MMF

   India (9)                          (50%)        (3%)           6%     4,000%      102%       41%      182%     77%

   Taiwan                             (49%)       (29%)          42%        79%       -      (180%)       66%   (39%)

   Korea                                58%         82%        (92%)     (157%)    (183%)     (81%)    (151%)     26%

   Other Mutual Fund Operations       (21%)       (13%)          39%       112%       -      (250%)       96%     10%

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asian MMF                    (34%)          0%           7%       120%       99%     (66%)      118%      9%

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asia Retail Mutual Funds       21%          2%           1%        39%       74%    (129%)       23%     21%


   Third Party Institutional           (2%)         -            75%       129%       -       (79%)      286%     13%
   Mandates

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Asian Investment               19%          2%           2%        65%       74%    (123%)       39%     20%
   Operations

                                     ______      ______       ______     ______    ______    ______    ______  ______
   Total Investment Products            24%         24%        (10%)        81%       88%     (83%)       22%     24%


                                                                                            2006 Q3   2005 Q3
   US (7)                                                                                       YTD       YTD +/- (%)
                                                                                               GBPm      GBPm
   Curian Capital
   External Funds Under                                                                       1,155       809     43%
   Administration






                                                                      Schedule 3

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2006 VERSUS QUARTER 3 2005 INSURANCE OPERATIONS


                                Single                  Regular                  Total          Annual Equivalents (3)
                        Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

UK Insurance Operations
Direct to Customer

Individual Pensions           2       2      0%       1       2   (50%)       3       4   (25%)       1       2   (50%)

Life - With Profit Bond       6       4     50%    -       -        -         6       4     50%       1    -        -

Life - Other                  4    -        -      -       -        -         4    -        -      -       -        -

Individual Annuities        199     178     12%    -       -        -       199     178     12%      20      18     11%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                   211     184     15%       1       2   (50%)     212     186     14%      22      20     10%

DWP Rebates                -       -        -      -       -        -      -       -        -      -       -        -

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       211     184     15%       1       2   (50%)     212     186     14%      22      20     10%

Business to Business

Corporate Pensions           32      46   (30%)      43      25     72%      75      71      6%      46      30     53%

Individual Annuities         71      54     31%    -       -        -        71      54     31%       7       5     40%

Bulk Annuities               22      93   (76%)    -       -        -        22      93   (76%)       2       9   (78%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       125     193   (35%)      43      25     72%     168     218   (23%)      56      44     27%

Intermediated
Distribution

Individual Pensions          11      11      0%       5       5      0%      16      16      0%       6       6      0%

Corporate Pensions            9       9      0%       1       2   (50%)      10      11    (9%)       2       3   (33%)

Life - With Profit Bond      50      44     14%    -       -        -        50      44     14%       5       4     25%

Life - Other Bond           128     209   (39%)    -       -        -       128     209   (39%)      13      21   (38%)

Life - Other                 19       1  1,800%       1       2   (50%)      20       3    567%       3       2     50%

Individual Annuities        192     228   (16%)    -       -        -       192     228   (16%)      19      23   (17%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       409     502   (19%)       7       9   (22%)     416     511   (19%)      48      59   (19%)

Partnerships

Individual Pensions       -        -        -      -       -        -      -       -        -      -       -        -

Life - With Profit Bond       5    -        -      -       -        -         5    -        -         1    -        -

Life - Other Bond            25    -        -      -       -        -        25    -        -         3    -        -

Life - Other                180     203   (11%)       1       2   (50%)     181     205   (12%)      19      22   (14%)

Individual Annuities        280      52    438%    -       -        -       280      52    438%      28       5    460%

Bulk Annuities -           -       -        -      -       -        -      -       -        -      -       -        -
Reinsurance from Scott
Am Insurance Fund

Bulk Annuities             -         44     -      -       -        -      -         44     -      -          4     -




                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                        490     299     64%       1       2   (50%)     491     301     63%      50      32     56%



Total:
Individual Pensions           13      13      0%       6       7   (14%)      19      20    (5%)       7       8   (13%)
Corporate Pensions            41      55   (25%)      44      27     63%      85      82      4%      48      33     45%
Life - With Profit Bond       61      48     27%    -       -        -        61      48     27%       6       5     20%
Life - Other Bond            153     209   (27%)    -       -        -       153     209   (27%)      15      21   (29%)
Life - Other                 203     204    (0%)       2       4   (50%)     205     208    (1%)      22      24    (8%)
Individual Annuities         742     512     45%    -       -        -       742     512     45%      74      51     45%
Bulk Annuities                22     137   (84%)    -       -        -        22     137   (84%)       2      14   (86%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                  1,235   1,178      5%      52      38     37%   1,287   1,216      6%     176     156     13%
DWP Rebates                 -       -        -      -       -        -      -       -        -      -       -        -

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance         1,235   1,178      5%      52      38     37%   1,287   1,216      6%     176     156     13%
Operations


European Insurance Operations
Insurance Products            33      34    (3%)    -       -        -        33      34    (3%)       3       3      0%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total European Insurance      33      34    (3%)    -       -        -        33      34    (3%)       3       3      0%
Operations


                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK and Europe        1,268   1,212      5%      52      38     37%   1,320   1,250      6%     179     159     13%
Insurance Operations

US Insurance Operations
(8)

Fixed Annuities              204     229   (11%)    -       -        -       204     229   (11%)      20      23   (13%)

Fixed Index Annuities        144     164   (12%)    -       -        -       144     164   (12%)      14      16   (13%)

Variable Annuities           922     686     34%    -       -        -       922     686     34%      92      69     33%

Life                           2       2      0%       4       4      0%       6       6      0%       4       4      0%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total Retail           1,272   1,081     18%       4       4      0%   1,276   1,085     18%     131     112     17%

Guaranteed Investment         15     119   (87%)    -       -        -        15     119   (87%)       2      12   (83%)
Contracts

GIC - Medium Term Note       105      10    950%    -       -        -       105      10    950%      11       1  1,000%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total US Insurance         1,392   1,210     15%       4       4      0%   1,396   1,214     15%     143     125     14%
Operations

Asian Insurance
Operations (8)

China                          5       5      0%       8       6     33%      13      11     18%       9       7     29%

Hong Kong                     85      54     57%      26      20     30%     111      74     50%      35      25     40%

India (@26%) (6)               3       1    200%      22      14     57%      25      15     67%      22      14     57%

Indonesia                      6       8   (25%)      18      12     50%      24      20     20%      19      13     46%

Japan                         19       8    138%       2       1    100%      21       9    133%       4       2    100%

Korea                         18       2    800%      52      31     68%      70      33    112%      54      31     74%

Malaysia                       1       2   (50%)      18      17      6%      19      19      0%      18      17      6%

Singapore                     65      77   (16%)      18      15     20%      83      92   (10%)      25      23      9%

Taiwan                        11      23   (52%)      32      55   (42%)      43      78   (45%)      33      57   (42%)

Other (4)                      3       3      0%       8       8      0%      11      11      0%       8       8      0%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total Asian Insurance        216     183     18%     204     179     14%     420     362     16%     226     197     15%
Operations


                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Group Total                2,876   2,605     10%     260     221     18%   3,136   2,826     11%     548     482     14%




INVESTMENT OPERATIONS


                                M&G (5)           Asia Retail Mutual       Asia Third Party        Total Investment
                                                         Funds                                         Products
                        Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

Opening FUM              40,135  31,171     29%  10,262   9,139     12%     673     615      9%  51,070  40,925     25%

Gross Inflows             3,186   2,021     58%   4,596   4,959    (7%)      72    -        -     7,854   6,980     13%

Less Redemptions        (1,671)   (966)   (73%) (4,790) (4,562)    (5%)    (29)    -        -   (6,490) (5,528)   (17%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Net Flows                 1,515   1,055     44%   (194)     397  (149%)      43    -        -     1,364   1,452    (6%)

Other Movements             104    (35)    397%    (41) (1,161)     96%    -       -        -        63 (1,196)    105%

Market And Currency         504   1,569   (68%)     369     230     60%      42      54   (22%)     915   1,853   (51%)
Movements

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Net Movements in FUM      2,123   2,589   (18%)     134   (534)    125%      85      54     57%   2,342   2,109     11%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Closing FUM              42,258  33,760     25%  10,396   8,605     21%     758     669     13%  53,412  43,034     24%




                                                                      Schedule 4

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2006 VERSUS QUARTER 2 2006 INSURANCE OPERATIONS


                                Single                  Regular                  Total          Annual Equivalents (3)
                        Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

UK Insurance Operations
Direct to Customer

Individual Pensions           2       4   (50%)       1       2   (50%)       3       6   (50%)       1       2   (50%)

Life - With Profit Bond       6       7   (14%)    -       -        -         6       7   (14%)       1       1      0%

Life - Other                  4       5   (20%)    -       -        -         4       5   (20%)    -          1     -

Individual Annuities        199     247   (19%)    -       -        -       199     247   (19%)      20      25   (20%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                   211     263   (20%)       1       2   (50%)     212     265   (20%)      22      28   (21%)

DWP Rebates                -       -        -      -       -        -      -       -        -      -       -        -

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       211     263   (20%)       1       2   (50%)     212     265   (20%)      22      28   (21%)

Business to Business

Corporate Pensions           32      59   (46%)      43      48   (10%)      75     107   (30%)      46      54   (15%)

Individual Annuities         71      58     22%    -       -        -        71      58     22%       7       6     17%

Bulk Annuities               22      22      0%    -       -        -        22      22      0%       2       2      0%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       125     139   (10%)      43      48   (10%)     168     187   (10%)      56      62   (10%)

Intermediated
Distribution

Individual Pensions          11      27   (59%)       5       5      0%      16      32   (50%)       6       8   (25%)

Corporate Pensions            9      12   (25%)       1       1      0%      10      13   (23%)       2       2      0%

Life - With Profit Bond      50      48      4%    -       -        -        50      48      4%       5       5      0%

Life - Other Bond           128     218   (41%)    -       -        -       128     218   (41%)      13      22   (41%)

Life - Other                 19      15     27%       1       1      0%      20      16     25%       3       3      0%

Individual Annuities        192     169     14%    -       -        -       192     169     14%      19      17     12%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       409     489   (16%)       7       7      0%     416     496   (16%)      48      56   (14%)

Partnerships

Individual Pensions        -       -        -      -       -        -      -       -        -      -       -        -

Life - With Profit Bond       5       2    150%    -       -        -         5       2    150%       1    -        -

Life - Other Bond            25      33   (24%)    -       -        -        25      33   (24%)       3       3      0%

Life - Other                180     159     13%       1       1      0%     181     160     13%      19      17     12%

Individual Annuities        280     172     63%    -       -        -       280     172     63%      28      17     65%

Bulk Annuities -           -        592     -      -       -        -      -        592     -      -         59     -
Reinsurance from Scott
Am Insurance Fund

Bulk Annuities             -       -        -      -       -        -      -       -        -      -      -         -

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       490     958   (49%)       1       1      0%     491     959   (49%)      50      97   (48%)



Total:
Individual Pensions          13      31   (58%)       6       7   (14%)      19      38   (50%)       7      10   (30%)
Corporate Pensions           41      71   (42%)      44      49   (10%)      85     120   (29%)      48      56   (14%)
Life - With Profit Bond      61      57      7%    -       -        -        61      57      7%       6       6      0%
Life - Other Bond           153     251   (39%)    -       -        -       153     251   (39%)      15      25   (40%)
Life - Other                203     179     13%       2       2      0%     205     181     13%      22      20     10%
Individual Annuities        742     646     15%    -       -        -       742     646     15%      74      65     14%
Bulk Annuities               22     614   (96%)    -       -        -        22     614   (96%)       2      61   (97%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                 1,235   1,849   (33%)      52      58   (10%)   1,287   1,907   (33%)     176     243   (28%)
DWP Rebates                -       -        -      -       -        -      -       -        -      -       -       -

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance        1,235   1,849   (33%)      52      58   (10%)   1,287   1,907   (33%)     176     243   (28%)
Operations

European Insurance
Operations
Insurance Products           33      29     14%    -       -        -        33      29     14%       3       3      0%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total European               33      29     14%    -       -        -        33      29     14%       3       3      0%
Insurance Operations
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK and Europe       1,268   1,878   (32%)      52      58   (10%)   1,320   1,936   (32%)     179     246   (27%)
Insurance Operations

US Insurance Operations
(8)

Fixed Annuities             204     164     24%    -       -        -       204     164     24%      20      16     25%

Fixed Index Annuities       144     160   (10%)    -       -        -       144     160   (10%)      14      16   (13%)

Variable Annuities          922     993    (7%)    -       -        -       922     993    (7%)      92      99    (7%)

Life                          2       2      0%       4       5   (20%)       6       7   (14%)       4       5   (20%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total Retail          1,272   1,319    (4%)       4       5   (20%)   1,276   1,324    (4%)     131     137    (4%)

Guaranteed Investment        15      37   (59%)    -       -        -        15      37   (59%)       2       4   (50%)
Contracts

GIC - Medium Term Note      105     164   (36%)    -       -        -       105     164   (36%)      11      16   (31%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total US Insurance        1,392   1,520    (8%)       4       5   (20%)   1,396   1,525    (8%)     143     157    (9%)
Operations

Asian Insurance
Operations (8)

China                         5       6   (17%)       8       8      0%      13      14    (7%)       9       9      0%

Hong Kong                    85      73     16%      26      22     18%     111      95     17%      35      29     21%

India (@26%) (6)              3       3      0%      22      23    (4%)      25      26    (4%)      22      23    (4%)

Indonesia                     6       7   (14%)      18      17      6%      24      24      0%      19      18      6%

Japan                        19      12     58%       2       1    100%      21      13     62%       4       2    100%

Korea                        18      28   (36%)      52      51      2%      70      79   (11%)      54      54      0%

Malaysia                      1       1      0%      18      16     13%      19      17     12%      18      16     13%

Singapore                    65     118   (45%)      18      15     20%      83     133   (38%)      25      27    (7%)

Taiwan                       11      16   (31%)      32      32      0%      43      48   (10%)      33      34    (3%)

Other (4)                     3       3      0%       8       9   (11%)      11      12    (8%)       8       9   (11%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total Asian Insurance       216     267   (19%)     204     194      5%     420     461    (9%)     226     221      2%
Operations


                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Group Total               2,876   3,665   (22%)     260     257      1%   3,136   3,922   (20%)     548     624   (12%)




INVESTMENT OPERATIONS


                                M&G (5)           Asia Retail Mutual       Asia Third Party        Total Investment
                                                         Funds                                         Products
                        Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

Opening FUM              40,135  39,669      1%  10,262  10,172      1%     673     732    (8%)  51,070  50,573      1%

Gross Inflows             3,186   3,880   (18%)   4,596   5,618   (18%)      72       3  2,300%   7,854   9,501   (17%)

Less Redemptions        (1,671) (2,030)     18% (4,790) (4,416)    (8%)    (29)     (4)  (625%) (6,490) (6,450)    (1%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Net Flows                 1,515   1,850   (18%)   (194)   1,202  (116%)      43     (1)  4,400%   1,364   3,051   (55%)

Other Movements             104     (8)  1,400%    (41)   (144)     72%    -       -        -        63   (152)    141%

Market And Currency         504 (1,376)    137%     369   (968)    138%      42    (58)    172%     915 (2,402)    138%
Movements

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Net Movements in FUM      2,123     466    356%     134      90     49%      85    (59)    244%   2,342     497    371%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Closing FUM              42,258  40,135      5%  10,396  10,262      1%     758     673     13%  53,412  51,070      5%








                                            Schedule 5 - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2006

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                             UK & Europe               US (1a)                  Asia                    Total
                                                                                (1a)

                       2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3
                           YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                          GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

Total Insurance          5,303   5,768    (8%)   4,548   3,971     15%   1,334   1,061     26%  11,185  10,800      4%
Products

Total Investment         9,981   5,600     78%    -       -       -     14,694  14,253      3%  24,675  19,853     24%
Products - Gross
Inflows (2)
                        ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Group Total             15,284  11,368     34%   4,548   3,971     15%  16,028  15,314      5%  35,860  30,653     17%





INSURANCE OPERATIONS


                               Single                  Regular                  Total                  PVNBP (3)
                       2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3          2006 Q3  2005 Q3
                           YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)      YTD      YTD  +/-(%)
                          GBPm    GBPm            GBPm    GBPm            GBPm    GBPm             GBPm     GBPm
UK Insurance
Operations
Direct to Customer

Individual Pensions         10      10      0%       6       6      0%      16      16      0%       33       33      0%

Life - With Profit          16      10     60%       1       1      0%      17      11     55%       20       11     82%
Bond

Life - Other                13    -        -         1       1      0%      14       1  1,300%       17        4    325%

Individual Annuities       611     543     13%    -       -        -       611     543     13%      611      543     13%

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Sub-Total                  650     563     15%       8       8      0%     658     571     15%      681      591     15%

DWP Rebates                161     234   (31%)    -       -        -       161     234   (31%)      161      234   (31%)

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total                      811     797      2%       8       8      0%     819     805      2%      842      825      2%

Business to Business

Corporate Pensions         210     160     31%     117      92     27%     327     252     30%      661      536     23%

Individual Annuities       173     151     15%    -       -        -       173     151     15%      173      151     15%

Bulk Annuities              46     413   (89%)    -       -        -        46     413   (89%)       46      413   (89%)

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total                      429     724   (41%)     117      92     27%     546     816   (33%)      880    1,100   (20%)

Intermediated
Distribution

Individual Pensions         67      50     34%      14      14      0%      81      64     27%      124      101     23%

Corporate Pensions          31      32    (3%)       3       6   (50%)      34      38   (11%)       45       52   (13%)

Life - With Profit         142     119     19%    -       -        -       142     119     19%      142      120     18%
Bond

Life - Other Bond          568     682   (17%)    -       -        -       568     682   (17%)      568      682   (17%)

Life - Other                38       4    850%       4       5   (20%)      42       9    367%       62       30    107%

Individual Annuities       550     786   (30%)    -       -        -       550     786   (30%)      550      786   (30%)

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total                    1,396   1,673   (17%)      21      25   (16%)   1,417   1,698   (17%)    1,491    1,771   (16%)

Partnerships

Individual Pensions          1    -        -      -       -        -         1    -        -          2     -        -

Life - With Profit          10    -        -      -       -        -        10    -        -         10     -        -
Bond

Life - Other Bond          101    -        -      -       -        -       101    -        -        101     -        -

Life - Other               496     628   (21%)       2       3   (33%)     498     631   (21%)      507      641   (21%)

Individual Annuities       543     145    274%    -       -        -       543     145    274%      543      145    274%

Bulk Annuities -           592    -        -      -       -        -       592    -        -        592     -        -
Reinsurance from Scott
Am Insurance Fund

Bulk Annuities             662   1,519   (56%)    -       -        -       662   1,519   (56%)      662    1,519   (56%)

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total                    2,405   2,292      5%       2       3   (33%)   2,407   2,295      5%    2,417    2,305      5%


Total:

Individual Pensions         78      60     30%      20      20      0%      98      80     23%      159      134     19%

Corporate Pensions         241     192     26%     120      98     22%     361     290     24%      706      588     20%

Life - With Profit         168     129     30%       1       1      0%     169     130     30%      172      131     31%
Bond

Life - Other Bond          669     682    (2%)    -       -        -       669     682    (2%)      669      682    (2%)

Life - Other               547     632   (13%)       7       9   (22%)     554     641   (14%)      586      675   (13%)

Individual Annuities     1,877   1,625     16%    -       -        -     1,877   1,625     16%    1,877    1,625     16%

Bulk Annuities           1,300   1,932   (33%)    -       -        -     1,300   1,932   (33%)    1,300    1,932   (33%)

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Sub-Total                4,880   5,252    (7%)     148     128     16%   5,028   5,380    (7%)    5,469    5,767    (5%)

DWP Rebates                161     234   (31%)    -       -        -       161     234   (31%)      161      234   (31%)

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total UK Insurance       5,041   5,486    (8%)     148     128     16%   5,189   5,614    (8%)    5,630    6,001    (6%)
Operations

European Insurance Operations
(1a)
Insurance Products         114     154   (26%)    -       -        -       114     154   (26%)      114      153   (25%)

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total European             114     154   (26%)    -       -        -       114     154   (26%)      114      153   (25%)
Insurance Operations


                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total UK & Europe        5,155   5,640    (9%)     148     128     16%   5,303   5,768    (8%)    5,744    6,154    (7%)
Insurance Operations

US Insurance
Operations (1a)

Fixed Annuities            516     647   (20%)    -       -        -       516     647   (20%)      516      647   (20%)

Fixed Index Annuities      437     467    (6%)    -       -        -       437     467    (6%)      437      467    (6%)

Variable Annuities       2,809   1,895     48%    -       -        -     2,809   1,895     48%    2,809    1,896     48%

Life                         6       8   (25%)      13      10     30%      19      18      6%      104      101      3%

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Sub-Total Retail         3,768   3,017     25%      13      10     30%   3,781   3,027     25%    3,866    3,111     24%

Guaranteed Investment      325     310      5%    -       -        -       325     310      5%      325      310      5%
Contracts

GIC - Medium Term Note     442     634   (30%)    -       -        -       442     634   (30%)      442      634   (30%)

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total US Insurance       4,535   3,961     14%      13      10     30%   4,548   3,971     15%    4,633    4,055     14%
Operations

Asian Insurance
Operations (1a)

China                       22      10    120%      21      16     31%      43      26     65%      138       99     39%

Hong Kong                  224     205      9%      68      56     21%     292     261     12%      609      491     24%

India (@26%) (6)            14       2    600%      77      40     93%      91      42    117%      263      153     72%

Indonesia                   17      38   (55%)      49      31     58%      66      69    (4%)      183      155     18%

Japan                       41      18    128%       3       3      0%      44      21    110%       55       35     57%

Korea                       76      13    485%     155      97     60%     231     110    110%      730      437     67%

Malaysia                     3       8   (63%)      48      47      2%      51      55    (7%)      282      272      4%

Singapore                  271     203     33%      47      40     18%     318     243     31%      566      493     15%

Taiwan                      58      94   (38%)     106     108    (2%)     164     202   (19%)      600      661    (9%)

Other (4)                    9       7     29%      25      25      0%      34      32      6%       99       97      2%

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Total Asian Insurance      735     598     23%     599     463     29%   1,334   1,061     26%    3,525    2,893     22%
Operations

                        ______  ______  ______  ______  ______  ______  ______  ______  ______   ______   ______  ______
Group Total             10,425  10,199      2%     760     601     26%  11,185  10,800      4%   13,902   13,102      6%









                                              Schedule 6 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2006
TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                              UK & Europe               US (1b)                Asia (1b)                 Total

                        2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3
                            YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

Total Insurance           5,303   5,768    (8%)   4,548   3,919     16%   1,334   1,033     29%  11,185  10,720      4%
Products

Total Investment          9,981   5,600     78%    -       -       -     14,694  14,378      2%  24,675  19,978     24%
Products - Gross
Inflows (2)
                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Group Total              15,284  11,368     34%   4,548   3,919     16%  16,028  15,411      4%  35,860  30,698     17%





INSURANCE OPERATIONS


                                 Single                  Regular                  Total                 PVNBP (3)
                         2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3         2006 Q3 2005 Q3
                             YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)     YTD     YTD  +/-(%)
                            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance Operations
Direct to Customer

Individual Pensions           10      10      0%       6       6      0%      16      16      0%      33      33      0%

Life - With Profit Bond       16      10     60%       1       1      0%      17      11     55%      20      11     82%

Life - Other                  13    -        -         1       1      0%      14       1  1,300%      17       4    325%

Individual Annuities         611     543     13%    -       -        -       611     543     13%     611     543     13%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                    650     563     15%       8       8      0%     658     571     15%     681     591     15%

DWP Rebates                  161     234   (31%)    -       -        -       161     234   (31%)     161     234   (31%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                        811     797      2%       8       8      0%     819     805      2%     842     825      2%

Business to Business

Corporate Pensions           210     160     31%     117      92     27%     327     252     30%     661     536     23%

Individual Annuities         173     151     15%    -       -        -       173     151     15%     173     151     15%

Bulk Annuities                46     413   (89%)    -       -        -        46     413   (89%)      46     413   (89%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                        429     724   (41%)     117      92     27%     546     816   (33%)     880   1,100   (20%)

Intermediated
Distribution

Individual Pensions           67      50     34%      14      14      0%      81      64     27%     124     101     23%

Corporate Pensions            31      32    (3%)       3       6   (50%)      34      38   (11%)      45      52   (13%)

Life - With Profit Bond      142     119     19%    -       -        -       142     119     19%     142     120     18%

Life - Other Bond            568     682   (17%)    -       -        -       568     682   (17%)     568     682   (17%)

Life - Other                  38       4    850%       4       5   (20%)      42       9    367%      62      30    107%

Individual Annuities         550     786   (30%)    -       -        -       550     786   (30%)     550     786   (30%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                      1,396   1,673   (17%)      21      25   (16%)   1,417   1,698   (17%)   1,491   1,771   (16%)

Partnerships

Individual Pensions            1    -        -      -       -        -         1    -        -         2    -        -

Life - With Profit Bond       10    -        -      -       -        -        10    -        -        10    -        -

Life - Other Bond            101    -        -      -       -        -       101    -        -       101    -        -

Life - Other                 496     628   (21%)       2       3   (33%)     498     631   (21%)     507     641   (21%)

Individual Annuities         543     145    274%    -       -        -       543     145    274%     543     145    274%

Bulk Annuities -             592    -        -      -       -        -       592    -        -       592    -        -
Reinsurance from Scott
Am Insurance Fund

Bulk Annuities               662   1,519   (56%)    -      -         -       662   1,519   (56%)     662   1,519   (56%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                      2,405   2,292      5%       2       3   (33%)   2,407   2,295      5%   2,417   2,305      5%


Total:

Individual Pensions           78      60     30%      20      20      0%      98      80     23%     159     134     19%

Corporate Pensions           241     192     26%     120      98     22%     361     290     24%     706     588     20%

Life - With Profit Bond      168     129     30%       1       1      0%     169     130     30%     172     131     31%

Life - Other Bond            669     682    (2%)    -       -        -       669     682    (2%)     669     682    (2%)

Life - Other                 547     632   (13%)       7       9   (22%)     554     641   (14%)     586     675   (13%)

Individual Annuities       1,877   1,625     16%    -       -        -     1,877   1,625     16%   1,877   1,625     16%

Bulk Annuities             1,300   1,932   (33%)    -       -        -     1,300   1,932   (33%)   1,300   1,932   (33%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                  4,880   5,252    (7%)     148     128     16%   5,028   5,380    (7%)   5,469   5,767    (5%)

DWP Rebates                  161     234   (31%)    -       -        -       161     234   (31%)     161     234   (31%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance         5,041   5,486    (8%)     148     128     16%   5,189   5,614    (8%)   5,630   6,001    (6%)
Operations

European Insurance Operations
(1b)
Insurance Products           114     154   (26%)    -       -        -       114     154   (26%)     114     154   (26%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total European Insurance     114     154   (26%)    -       -        -       114     154   (26%)     114     154   (26%)
Operations


                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK & Europe          5,155   5,640    (9%)     148     128     16%   5,303   5,768    (8%)   5,744   6,155    (7%)
Insurance Operations

US Insurance Operations
(1b)

Fixed Annuities              516     639   (19%)    -       -        -       516     639   (19%)     516     639   (19%)

Fixed Index Annuities        437     460    (5%)    -       -        -       437     460    (5%)     437     460    (5%)

Variable Annuities         2,809   1,870     50%    -       -        -     2,809   1,870     50%   2,809   1,870     50%

Life                           6       8   (25%)      13      10     30%      19      18      6%     104      99      5%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total Retail           3,768   2,977     27%      13      10     30%   3,781   2,987     27%   3,866   3,068     26%

Guaranteed Investment        325     306      6%    -       -        -       325     306      6%     325     306      6%
Contracts

GIC - Medium Term Note       442     626   (29%)    -       -        -       442     626   (29%)     442     626   (29%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total US Insurance         4,535   3,909     16%      13      10     30%   4,548   3,919     16%   4,633   4,000     16%
Operations

Asian Insurance
Operations (1b)

China                         22      10    120%      21      15     40%      43      25     72%     138      95     45%

Hong Kong                    224     201     11%      68      55     24%     292     256     14%     609     483     26%

India (@26%) (6)              14       2    600%      77      41     88%      91      43    112%     263     157     68%

Indonesia                     17      36   (53%)      49      29     69%      66      65      2%     183     146     25%

Japan                         41      19    116%       3       3      0%      44      22    100%      55      37     49%

Korea                         76      12    533%     155      90     72%     231     102    126%     730     406     80%

Malaysia                       3       8   (63%)      48      45      7%      51      53    (4%)     282     261      8%

Singapore                    271     194     40%      47      38     24%     318     232     37%     566     469     21%

Taiwan                        58      95   (39%)     106     110    (4%)     164     205   (20%)     600     667   (10%)

Other (4)                      9       6     50%      25      24      4%      34      30     13%      99      94      5%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total Asian Insurance        735     583     26%     599     450     33%   1,334   1,033     29%   3,525   2,815     25%
Operations

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Group Total               10,425  10,132      3%     760     588     29%  11,185  10,720      4%  13,902  12,970      7%









                                                                      Schedule 7

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2006 VERSUS QUARTER 3 2005
INSURANCE OPERATIONS


                                 Single                  Regular                  Total                 PVNBP (3)
                         Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%)
                            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance Operations
Direct to Customer

Individual Pensions            2       2      0%       1       2   (50%)       3       4   (25%)       8       8      0%

Life - With Profit Bond        6       4     50%    -       -        -         6       4     50%       9       5     80%

Life - Other                   4    -        -      -       -        -         4    -        -         8       2    300%

Individual Annuities         199     178     12%    -       -        -       199     178     12%     199     178     12%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                    211     184     15%       1       2   (50%)     212     186     14%     224     193     16%

DWP Rebates                 -       -        -      -       -        -      -       -        -      -       -        -

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                        211     184     15%       1       2   (50%)     212     186     14%     224     193     16%

Business to Business

Corporate Pensions            32      46   (30%)      43      25     72%      75      71      6%     209     150     39%

Individual Annuities          71      54     31%    -       -        -        71      54     31%      71      54     31%

Bulk Annuities                22      93   (76%)    -       -        -        22      93   (76%)      22      93   (76%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                        125     193   (35%)      43      25     72%     168     218   (23%)     302     297      2%

Intermediated
Distribution

Individual Pensions           11      11      0%       5       5      0%      16      16      0%      45      26     73%

Corporate Pensions             9       9      0%       1       2   (50%)      10      11    (9%)      23      15     53%

Life - With Profit Bond       50      44     14%    -       -        -        50      44     14%      50      44     14%

Life - Other Bond            128     209   (39%)    -       -        -       128     209   (39%)     128     209   (39%)

Life - Other                  19       1  1,800%       1       2   (50%)      20       3    567%      27      12    125%

Individual Annuities         192     228   (16%)    -       -        -       192     228   (16%)     192     228   (16%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                        409     502   (19%)       7       9   (22%)     416     511   (19%)     465     534   (13%)

Partnerships

Individual Pensions         -       -        -      -       -        -      -       -        -         1    -        -

Life - With Profit Bond        5    -        -      -       -        -         5    -        -         5    -        -

Life - Other Bond             25    -        -      -       -        -        25    -        -        25    -        -

Life - Other                 180     203   (11%)       1       2   (50%)     181     205   (12%)     189     203    (7%)

Individual Annuities         280      52    438%    -       -        -       280      52    438%     280      52    438%

Bulk Annuities -            -       -        -      -       -        -      -       -        -      -       -        -
Reinsurance from Scott
Am Insurance Fund

Bulk Annuities              -         44     -      -       -        -      -         44     -      -         44     -

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                        490     299     64%       1       2   (50%)     491     301     63%     500     299     67%



Total:
Individual Pensions           13      13      0%       6       7   (14%)      19      20    (5%)      54      34     59%
Corporate Pensions            41      55   (25%)      44      27     63%      85      82      4%     232     165     41%
Life - With Profit Bond       61      48     27%    -       -        -        61      48     27%      64      49     31%
Life - Other Bond            153     209   (27%)    -       -        -       153     209   (27%)     153     209   (27%)
Life - Other                 203     204    (0%)       2       4   (50%)     205     208    (1%)     224     217      3%
Individual Annuities         742     512     45%    -       -        -       742     512     45%     742     512     45%
Bulk Annuities                22     137   (84%)    -       -        -        22     137   (84%)      22     137   (84%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                  1,235   1,178      5%      52      38     37%   1,287   1,216      6%   1,491   1,323     13%
DWP Rebates                 -       -        -      -       -        -      -       -        -      -       -        -

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance         1,235   1,178      5%      52      38     37%   1,287   1,216      6%   1,491   1,323     13%
Operations


European Insurance Operations
Insurance Products            33      34    (3%)    -       -        -        33      34    (3%)      33      34    (3%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total European Insurance      33      34    (3%)    -       -        -        33      34    (3%)      33      34    (3%)
Operations

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK and Europe        1,268   1,212      5%      52      38     37%   1,320   1,250      6%   1,524   1,357     12%
Insurance Operations

US Insurance Operations
(8)

Fixed Annuities              204     229   (11%)    -       -        -       204     229   (11%)     204     229   (11%)

Fixed Index Annuities        144     164   (12%)    -       -        -       144     164   (12%)     144     164   (12%)

Variable Annuities           922     686     34%    -       -        -       922     686     34%     922     686     34%

Life                           2       2      0%       4       4      0%       6       6      0%      35      44   (20%)

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total Retail           1,272   1,081     18%       4       4      0%   1,276   1,085     18%   1,305   1,123     16%

Guaranteed Investment         15     119   (87%)    -       -        -        15     119   (87%)      15     119   (87%)
Contracts

GIC - Medium Term Note       105      10    950%    -       -        -       105      10    950%     105      10    950%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total US Insurance         1,392   1,210     15%       4       4      0%   1,396   1,214     15%   1,425   1,252     14%
Operations

Asian Insurance
Operations (8)

China                          5       5      0%       8       6     33%      13      11     18%      50      37     35%

Hong Kong                     85      54     57%      26      20     30%     111      74     50%     248     178     39%

India (@26%) (6)               3       1    200%      22      14     57%      25      15     67%      86      48     79%

Indonesia                      6       8   (25%)      18      12     50%      24      20     20%      66      40     65%

Japan                         19       8    138%       2       1    100%      21       9    133%      26      16     63%

Korea                         18       2    800%      52      31     68%      70      33    112%     238     119    100%

Malaysia                       1       2   (50%)      18      17      6%      19      19      0%      97     102    (5%)

Singapore                     65      77   (16%)      18      15     20%      83      92   (10%)     176     192    (8%)

Taiwan                        11      23   (52%)      32      55   (42%)      43      78   (45%)     180     320   (44%)

Other (4)                      3       3      0%       8       8      0%      11      11      0%      32      28     14%

                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total Asian Insurance        216     183     18%     204     179     14%     420     362     16%   1,199   1,080     11%
Operations


                          ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Group Total                2,876   2,605     10%     260     221     18%   3,136   2,826     11%   4,148   3,689     12%




INVESTMENT OPERATIONS


                                M&G (5)           Asia Retail Mutual       Asia Third Party        Total Investment
                                                         Funds                                         Products
                        Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%) Q3 2006 Q3 2005  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

Opening FUM              40,135  31,171     29%  10,262   9,139     12%     673     615      9%  51,070  40,925     25%

Gross Inflows             3,186   2,021     58%   4,596   4,959    (7%)      72    -        -     7,854   6,980     13%

Less Redemptions        (1,671)   (966)   (73%) (4,790) (4,562)    (5%)    (29)    -        -   (6,490) (5,528)   (17%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Net Flows                 1,515   1,055     44%   (194)     397  (149%)      43    -        -     1,364   1,452    (6%)

Other Movements             104    (35)    397%    (41) (1,161)     96%    -       -        -        63 (1,196)    105%

Market And Currency         504   1,569   (68%)     369     230     60%      42      54   (22%)     915   1,853   (51%)
Movements

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Net Movements in FUM      2,123   2,589   (18%)     134   (534)    125%      85      54     57%   2,342   2,109     11%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Closing FUM              42,258  33,760     25%  10,396   8,605     21%     758     669     13%  53,412  43,034     24%







                                                                      Schedule 8

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2006 VERSUS QUARTER 2 2006
INSURANCE OPERATIONS


                                Single                  Regular                  Total                 PVNBP (3)
                        Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance Operations
Direct to Customer

Individual Pensions           2       4   (50%)       1       2   (50%)       3       6   (50%)       8      12   (33%)

Life - With Profit Bond       6       7   (14%)    -       -        -         6       7   (14%)       9       7     29%

Life - Other                  4       5   (20%)    -       -        -         4       5   (20%)       8       5     60%

Individual Annuities        199     247   (19%)    -       -        -       199     247   (19%)     199     247   (19%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                   211     263   (20%)       1       2   (50%)     212     265   (20%)     224     271   (17%)

DWP Rebates                -       -        -      -       -        -      -       -        -      -       -        -

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       211     263   (20%)       1       2   (50%)     212     265   (20%)     224     271   (17%)

Business to Business

Corporate Pensions           32      59   (46%)      43      48   (10%)      75     107   (30%)     209     225    (7%)

Individual Annuities         71      58     22%    -       -        -        71      58     22%      71      58     22%

Bulk Annuities               22      22      0%    -       -        -        22      22      0%      22      22      0%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       125     139   (10%)      43      48   (10%)     168     187   (10%)     302     305    (1%)

Intermediated
Distribution

Individual Pensions          11      27   (59%)       5       5      0%      16      32   (50%)      45      40     13%

Corporate Pensions            9      12   (25%)       1       1      0%      10      13   (23%)      23      13     77%

Life - With Profit Bond      50      48      4%    -      -         -        50      48      4%      50      48      4%

Life - Other Bond           128     218   (41%)    -       -        -       128     218   (41%)     128     218   (41%)

Life - Other                 19      15     27%       1       1      0%      20      16     25%      27      22     23%

Individual Annuities        192     169     14%    -       -        -       192     169     14%     192     169     14%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       409     489   (16%)       7       7      0%     416     496   (16%)     465     510    (9%)

Partnerships

Individual Pensions        -       -        -      -       -        -      -       -        -         1    -        -

Life - With Profit Bond       5       2    150%    -       -        -         5       2    150%       5       2    150%

Life - Other Bond            25      33   (24%)   -        -        -        25      33   (24%)      25      33   (24%)

Life - Other                180     159     13%       1       1      0%     181     160     13%     189     158     20%

Individual Annuities        280     172     63%    -       -        -       280     172     63%     280     172     63%

Bulk Annuities -           -        592     -      -       -        -      -        592     -      -        592     -
Reinsurance from Scott
Am Insurance Fund

Bulk Annuities             -       -        -      -       -        -      -       -        -      -       -        -

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total                       490     958   (49%)       1       1      0%     491     959   (49%)     500     957   (48%)



Total:
Individual Pensions          13      31   (58%)       6       7   (14%)      19      38   (50%)      54      52      4%
Corporate Pensions           41      71   (42%)      44      49   (10%)      85     120   (29%)     232     238    (3%)
Life - With Profit Bond      61      57      7%    -       -        -        61      57      7%      64      57     12%
Life - Other Bond           153     251   (39%)    -       -        -       153     251   (39%)     153     251   (39%)
Life - Other                203     179     13%       2       2      0%     205     181     13%     224     185     21%
Individual Annuities        742     646     15%    -       -        -       742     646     15%     742     646     15%
Bulk Annuities               22     614   (96%)    -       -        -        22     614   (96%)      22     614   (96%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total                 1,235   1,849   (33%)      52      58   (10%)   1,287   1,907   (33%)   1,491   2,043   (27%)
DWP Rebates                -       -        -      -       -        -      -       -        -      -       -        -

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK Insurance        1,235   1,849   (33%)      52      58   (10%)   1,287   1,907   (33%)   1,491   2,043   (27%)
Operations

European Insurance
Operations
Insurance Products           33      29     14%    -       -        -        33      29     14%      33      29     14%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total European               33      29     14%    -       -        -        33      29     14%      33      29     14%
Insurance Operations


                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total UK and Europe       1,268   1,878   (32%)      52      58   (10%)   1,320   1,936   (32%)   1,524   2,072   (26%)
Insurance Operations

US Insurance Operations
(8)

Fixed Annuities             204     164     24%    -       -        -       204     164     24%     204     164     24%

Fixed Index Annuities       144     160   (10%)    -       -        -       144     160   (10%)     144     160   (10%)

Variable Annuities          922     993    (7%)    -       -        -       922     993    (7%)     922     993    (7%)

Life                          2       2      0%       4       5   (20%)       6       7   (14%)      35      37    (5%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Sub-Total Retail          1,272   1,319    (4%)       4       5   (20%)   1,276   1,324    (4%)   1,305   1,354    (4%)

Guaranteed Investment        15      37   (59%)    -       -        -        15      37   (59%)      15      37   (59%)
Contracts

GIC - Medium Term Note      105     164   (36%)    -       -        -       105     164   (36%)     105     164   (36%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total US Insurance        1,392   1,520    (8%)       4       5   (20%)   1,396   1,525    (8%)   1,425   1,555    (8%)
Operations

Asian Insurance
Operations (8)

China                         5       6   (17%)       8       8      0%      13      14    (7%)      50      46      9%

Hong Kong                    85      73     16%      26      22     18%     111      95     17%     248     181     37%

India (@26%) (6)              3       3      0%      22      23    (4%)      25      26    (4%)      86      55     56%

Indonesia                     6       7   (14%)      18      17      6%      24      24      0%      66      66      0%

Japan                        19      12     58%       2       1    100%      21      13     62%      26      28    (7%)

Korea                        18      28   (36%)      52      51      2%      70      79   (11%)     238     252    (6%)

Malaysia                      1       1      0%      18      16     13%      19      17     12%      97      99    (2%)

Singapore                    65     118   (45%)      18      15     20%      83     133   (38%)     176     191    (8%)

Taiwan                       11      16   (31%)      32      32      0%      43      48   (10%)     180     179      1%

Other (4)                     3       3      0%       8       9   (11%)      11      12    (8%)      32      31      3%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Total Asian Insurance       216     267   (19%)     204     194      5%     420     461    (9%)   1,199   1,128      6%
Operations


                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Group Total               2,876   3,665   (22%)     260     257      1%   3,136   3,922   (20%)   4,148   4,755   (13%)




INVESTMENT OPERATIONS


                                M&G (5)           Asia Retail Mutual       Asia Third Party        Total Investment
                                                         Funds                                         Products
                        Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%) Q3 2006 Q2 2006  +/-(%)
                           GBPm    GBPm            GBPm    GBPm            GBPm    GBPm

Opening FUM              40,135  39,669      1%  10,262  10,172      1%     673     732    (8%)  51,070  50,573      1%

Gross Inflows             3,186   3,880   (18%)   4,596   5,618   (18%)      72       3  2,300%   7,854   9,501   (17%)

Less Redemptions        (1,671) (2,030)     18% (4,790) (4,416)    (8%)    (29)     (4)  (625%) (6,490) (6,450)    (1%)

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Net Flows                 1,515   1,850   (18%)   (194)   1,202  (116%)      43     (1)  4,400%   1,364   3,051   (55%)

Other Movements             104     (8)  1,400%    (41)   (144)     72%    -       -        -        63   (152)    141%

Market And Currency         504 (1,376)    137%     369   (968)    138%      42    (58)    172%     915 (2,402)    138%
Movements

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Net Movements in FUM      2,123     466    356%     134      90     49%      85    (59)    244%   2,342     497    371%

                         ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______  ______
Closing FUM              42,258  40,135      5%  10,396  10,262      1%     758     673     13%  53,412  51,070      5%







                    PRUDENTIAL PLC - NEW BUSINESS SCHEDULES



BASIS OF PREPARATION


The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.


The schedules include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF). The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL), a shareholder owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment manangement fees on this business. The inclusion of the transaction between SAIF and PRIL as new business reflects the transfer from SAIF policyholders to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital, and entitlement to surpluses arising on this block of business arising from the reinsurance arrangement.


The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.


The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US operations.


New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions pension business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.


UK and Asian investment products referred to in the tables for funds under management above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contract under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.


New Department of Work and Pensions (DWP) rebate business for SAIF is excluded from the new business schedules. This is because, as noted above, SAIF is solely for the benefit of SAIF policyholders.


Notes to Schedules 1A - 8


(1a) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson is 1.82.


(1b) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson is
1.82 (2005: 1.84).


(2) Represents cash received from sale of investment products.


(3) Annual Equivalents, calculated as regular new business contributions plus 10per cent single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.


(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.


(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.


(6) New business in India is included at Prudential's 26 per cent interest in the India life operation. Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.


(7) Balance sheet figures have been calculated at the closing exchange rate. The 2005 balance is shown on a constant exchange rate.


(8) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.


(9) In August 2005, Prudential's joint venture partner in the Prudential ICICI Asset Management Company purchased an additional 6 per cent share ownership reducing Prudential's stake to 49 per cent. As a result, Prudential no longer consolidates the company as a subsidiary.


(10) GBP262m of FUM reported under Prudential Asian funds operations relates to M&G's products distributed through those Asian operations and this amount is also included in M&G's FUM.







                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 October 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations